EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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

                                         Three Months Ended
                                             August 31,
                                         __________________

                                        2003           2002
                                        ____           ____

                                           (in millions)

Net income (loss)                      $261.2         $(48.9)
Income taxes                            139.4          116.9
Cumulative effect of accounting change     --          266.1
                                       ______         ______

      Income before income taxes and
        cumulative effect of
        accounting change               400.6          334.1
                                       ______          _____

Add fixed charges
      Interest expense (A)               10.9           10.9
      Interest component of leases (B)   16.5           15.1
                                       ______         ______

Total fixed charges                      27.4           26.0
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $428.0         $359.7
                                       ======         ======
Ratio of earnings to total fixed
      charges                            15.6           13.8
                                       ======         ======

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(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.